UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 5, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 5, 2007

Print the name and title of the signing officer under his signature.
---------------------------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa: 27 (0) 11 884 1610 www.grtbasin.com	TSX: GBG AMEX: GBN JSE: GBGold

  GREAT BASIN GOLD ANNOUNCES PROGRESS ON BEE TRANSACTION
FOR BURNSTONE GOLD PROJECT IN SOUTH AFRICA

July 5, 2007, Vancouver BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") announces that, further to announcements in February and May 2007, the black economic empowerment ("BEE") transaction is proceeding with completion extended to July 31, 2007. The transaction is designed to meet the BEE ownership requirements on Great Basin Gold's Burnstone Gold Project. Great Basin Gold, its wholly owned subsidiary Southgold Exploration (Proprietary) Limited ("Southgold"), Tranter Gold (Proprietary) Limited ("Tranter Gold") and Gold Fields Limited ("Gold Fields") have executed an agreement to extinguish Gold Field's net smelter royalty on Great Basin Gold's Burnstone Gold Project for South African Rand ("ZAR") 80 million (C$12.1 million), which is to be paid by Great Basin Gold with Gold Fields, in turn, contributing the payment to Tranter.

As well Tranter and Great Basin Gold have signed a memorandum with Investec Bank Limited ("Investec") to establish a ZAR200 million (C$30.4 million) credit facility for Tranter. As announced on 20 February 2007, Tranter will use these funds and those funds received from Gold Fields to acquire 19.9 million Great Basin Gold shares for ZAR260 million (C$39.5 million). Great Basin Gold will provide a limited guarantee of ZAR70 million (C$10.6 million) of Tranter's Investec loan interest, which if exercised, will be repayable by Tranter. Great Basin will also issue warrants in connection with the Investec facility, entitling Investec to purchase approximately 1.3 million Great Basin Gold common shares within a 3 year period at ZAR20.78 (C$3.15).

The BEE transaction remains subject to completion of definitive agreements, South African reserve bank approvals as well as stock exchange approvals.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments: the Burnstone Gold Project in South Africa's Witwatersrand Goldfield, and the Hollister Property on the Carlin Trend in Nevada, USA. The Burnstone property is located approximately 80 kilometres from Johannesburg, South Africa.

For more information on Great Basin and its projects, please visit the Company's website at www.grtbasin.com or call Investor Services in South Africa at +27 (0) 11 884 1610 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

                                                   No regulatory authority has approved or disapproved the information contained in this news release.